Exhibit 99.1

NEBIUS GROUP N.V.

Up to 25,000,000 Class A Ordinary Shares (€0.01 par value)

Equity Distribution Agreement

November 12, 2025

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Morgan Stanley & Co. LLC

1585 Broadway, 29th Floor

New York, New York 10036

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Ladies and Gentlemen:

Nebius Group N.V., a public limited company (naamloze vennootschap) formed under the laws of the Netherlands with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, registered in the Dutch trade register under number 27265167 (the “Company”) confirms its agreement (this “Agreement”) with Goldman Sachs & Co. LLC (“Goldman”), Morgan Stanley & Co. LLC (“Morgan Stanley”), BofA Securities, Inc. (“BofA”) and Citigroup Global Markets Inc. (“Citi”) (each, a “Manager” and collectively, the “Managers”) as follows:

1.            Description of Shares. The Company proposes to deliver from treasury or to issue and sell through or to the Managers, as sales agent and/or principal, up to 25,000,000 of the Company’s Class A Ordinary Shares, €0.01 par value (the “Class A Shares”) (the “Shares”), from time to time during the term of this Agreement and on the terms set forth in Section 3 of this Agreement. The Company hereby appoints the Managers as exclusive agents of the Company for the purpose of making offers and sales of the Shares. The Company agrees that whenever it determines to sell the Shares directly to a Manager as principal, it will enter into a separate agreement (each, a “Terms Agreement”) in substantially the form of Annex I hereto, relating to such sale in accordance with Section 3 of this Agreement. Certain terms used herein are defined in Section 23 hereof.

2.            Representations and Warranties. The Company represents and warrants to, and agrees with, the Managers at the Execution Time and on each such time the following representations and warranties are repeated or deemed to be made pursuant to this Agreement, as set forth below.

(a)            Form F-3.  The Company meets the requirements for use of Form F-3 under the Act and has prepared and filed with the Commission a shelf registration statement (File Number 333-286932) on Form F-3, including a related Base Prospectus, for registration under the Act of the offering and sale of the Shares and other securities of the Company. Such Registration Statement, including any amendments thereto filed prior to the Execution Time or prior to any such time this representation is repeated or deemed to be made, automatically became effective on May 2, 2025 and no stop order suspending the effectiveness of the Registration Statement has been issued under the Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated or threatened by the Commission, and any request on the part of the Commission for additional or supplemental information has been complied with. The Company shall file with the Commission the Prospectus Supplement relating to the Shares in accordance with Rule 424(b) promptly after the Execution Time (but in any event in the time period prescribed thereby). As filed, the Prospectus will contain all information required by the Act and the rules thereunder, and, except to the extent the Managers shall agree in writing to a modification, shall be in all substantive respects in the form furnished to the Managers prior to the Execution Time or prior to any such time this representation is repeated or deemed to be made. The Registration Statement, at the Execution Time, each such time this representation is repeated or deemed to be made, and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, meets the requirements set forth in Rule 415(a)(1)(x). The initial Effective Date of the Registration Statement was not earlier than the date three years before the Execution Time. Any reference herein to the Registration Statement, the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3, which were filed under the Exchange Act on or before the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus, as the case may be; and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing of any document under the Exchange Act after the Effective Date of the Registration Statement or the issue date of the Base Prospectus, the Prospectus Supplement, any Interim Prospectus Supplement or the Prospectus, as the case may be, deemed to be incorporated therein by reference. Notwithstanding the foregoing, the representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or any post-effective amendment or the Prospectus or any amendments or supplements thereto, made in reliance upon and in conformity with information furnished to the Company in writing by the Managers relating to the Managers expressly for use therein.

(b)            Successor Registration Statement. To the extent that the Registration Statement is not available for the sales of the Shares as contemplated by this Agreement, the Company shall file a new registration statement with respect to any additional Class A Shares necessary to complete such sales of the Shares and shall cause such registration statement to become effective as promptly as practicable. After the effectiveness of any such registration statement, all references to “Registration Statement” included in this Agreement shall be deemed to include such new registration statement, including all documents incorporated by reference therein pursuant to Item 6 of Form F-3, and all references to “Base Prospectus” included in this Agreement shall be deemed to include the final form of prospectus, including all documents incorporated therein by reference, included in any such registration statement at the time such registration statement became effective.

(c)            No Material Misstatements or Omissions in the Registration Statement. On each Effective Date, at the Execution Time, at each deemed effective date with respect to the Managers pursuant to Rule 430B(f)(2) under the Act, at each Applicable Time, at each Settlement Date, at each Time of Delivery and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, the Registration Statement complied and will comply in all material respects with the applicable requirements of the Act and the rules thereunder and did not and will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and on the date of any filing pursuant to Rule 424(b), at each Applicable Time, on each Settlement Date, at each Time of Delivery and at all times during which a prospectus is required by the Act to be delivered (whether physically or through compliance with Rule 172 or any similar rule) in connection with any offer or sale of Shares, the Prospectus (together with any supplement thereto) complied and will comply in all material respects with the applicable requirements of the Act and the rules thereunder and did not and will not include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to the information contained in or omitted from the Registration Statement or the Prospectus (or any supplement thereto) in reliance upon and in conformity with information furnished in writing to the Company by the Managers specifically for inclusion in the Registration Statement or the Prospectus (or any supplement thereto).

(d)            Disclosure Package. At the Execution Time, at each Applicable Time, at each Settlement Date and each Time of Delivery, the Disclosure Package does not and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The preceding sentence does not apply to statements in or omissions from the Disclosure Package based upon and in conformity with written information furnished to the Company by the Managers specifically for use therein.

(e)            Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus (i) at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder and (ii) when read together with the other information in the Prospectus and the Disclosure Package at any Applicable Time and when read together with the other information in the Prospectus at the date of the Prospectus and at any Settlement Date or Time of Delivery, will not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(f)            Ineligible Issuer. The Company is not, and has never been, an issuer identified in, or subject to, Rule 144(i)(1) of the Act and is not an “ineligible issuer” (as defined in Rule 405 under the Act).

(g)           Notice of Other Sales. Prior to the execution of this Agreement, the Company has not, directly or indirectly, offered or sold any Shares by means of any “prospectus” (within the meaning of the Act) or used any “prospectus” (within the meaning of the Act) in connection with the offer or sale of the Shares, and from and after the execution of this Agreement, the Company will not, directly or indirectly, offer or sell any Shares by means of any “prospectus” (within the meaning of the Act) or use any “prospectus” (within the meaning of the Act) in connection with the offer or sale of the Shares, other than the Prospectus, as amended or supplemented from time to time in accordance with the provisions of this Agreement; the Company has not, directly or indirectly, prepared, used or referred to any Issuer Free Writing Prospectus in connection with the offering of the Shares.

(h)           No Stop Orders. The Registration Statement is not the subject of a pending proceeding or examination under Section 8(d) or 8(e) of the Act, and the Company is not the subject of a pending proceeding under Section 8A of the Act in connection with the offering of the Shares.

(i)            Regulation M. The Class A Shares constitute an “actively-traded security” exempted from the requirements of Rule 101 of Regulation M under the Exchange Act by subsection (c)(1) of such rule.

(j)            Sales Agency Agreements. The Company has not entered into any other sales agency agreements or other similar arrangements with any agent or any other representative in respect of any at the market offering (within the meaning of Rule 415(a)(4) under the Act) of the Shares.

(k)            Offering Materials. The Company has not distributed and will not distribute, prior to the termination of this Agreement, any offering material in connection with the offering and sale of the Shares other than the Prospectus and any Issuer Free Writing Prospectus reviewed and consented to by the Managers and identified in Schedule I hereto.

(l)            No Material Adverse Change in Business. None of the Company or any of its Subsidiaries has, since the date of the latest audited financial statements included in the Disclosure Package, (i) sustained any material loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree or (ii) entered into any transaction or agreement (whether or not in the ordinary course of business) that is material to the Company and its Subsidiaries taken as a whole or incurred any liability or obligation, direct or contingent, that is material to the Company and its Subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Disclosure Package and the Prospectus; and since the respective dates as of which information is given in the Registration Statement, the Disclosure Package and the Prospectus, (x) there has not been any change in the share capital (other than as a result of the exercise, if any, of share options or the settlement of restricted share units, the award, if any, of share options or restricted share units or restricted shares in the ordinary course of business pursuant to the Company’s equity plans that are described in the Prospectus and other than any conversion of Class B ordinary shares of the Company into Class A Shares) or long-term and short-term debt of the Company or any of its Subsidiaries or (y) any Material Adverse Effect (as defined below); as used in this Agreement, “Material Adverse Effect” shall mean any material adverse change or effect, or any development involving a prospective material adverse change or effect, in or affecting (A) the business, properties, general affairs, management, financial position, shareholders’ equity or results of operations of the Company and its Subsidiaries, taken as a whole, except as described in the Registration Statement, the Disclosure Package and the Prospectus or (B) the ability of the Company to perform its obligations under this Agreement, including the issuance and sale of the Shares, or to consummate the transactions contemplated in the Disclosure Package and the Prospectus.

(m)           Title to Property. The Company and its Subsidiaries have good and marketable title in fee simple (in the case of real property) to, or have valid rights to lease or otherwise use, all items of real and personal property that are material to the respective businesses of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances, claims and defects and imperfections of title except as described in the Registration Statement, the Disclosure Package and the Prospectus or such as do not materially adversely affect the value of such property or materially interfere with the use made and proposed to be made of such property by the Company or any of its Subsidiaries.

(n)           Good Standing. The Company and each of its Subsidiaries has been (i) duly incorporated or organized and is validly existing and in good standing (where such concept exists) under the laws of its respective jurisdiction of organization, with power and authority (corporate and other) to own its properties and conduct its business as described in the Registration Statement, the Disclosure Package and the Prospectus, and (ii) has been duly qualified as a foreign corporation for the transaction of business and is in good standing (where such concept exists) under the laws of each other jurisdiction in which it owns or leases properties or conducts any business so as to require such qualification, or is subject to no material liability or disability by reason of the failure to be so qualified or be in good standing (where such concept exists) in any such jurisdiction except where the failure to be so qualified would not have a Material Adverse Effect.

(o)           Capitalization.  The Company has an authorized share capital as set forth in the Registration Statement, the Disclosure Package and the Prospectus and all of the issued shares in the capital of the Company have been duly and validly authorized and issued and are fully paid and non-assessable and conform to the description of the Class A Shares contained in the Registration Statement, the Disclosure Package and the Prospectus. Except as described in the Registration Statement, the Disclosure Package and the Prospectus, all of the issued shares in the capital of each Subsidiary of the Company have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company, directly or through its Subsidiaries, free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity.

(p)           Due Authorization of the Shares.  The Shares have been duly authorized and validly issued by the Company and, when the Shares are delivered against payment therefor as provided herein, such Shares will be fully paid and non-assessable and will conform to the description of the Class A Shares contained in the Registration Statement, the Disclosure Package and the Prospectus.

(q)           No Preemptive or Registration Rights.  Except as described in the Registration Statement, the Disclosure Package and the Prospectus, there are no (i) preemptive rights or other rights to subscribe for or to purchase or any restriction upon the voting or transfer of, any equity securities of the Company or any of its Subsidiaries or (ii) outstanding options or warrants to purchase any securities of the Company or any of its Subsidiaries. Neither the filing of the Registration Statement, the Disclosure Package and the Prospectus, nor the offering or sale of the Shares as contemplated by this Agreement gives rise to any rights for or relating to the registration of any securities of the Company, except such rights as have been waived or satisfied.

(r)            No Conflict or Violation.  (i) The sale of the Shares and the compliance by the Company with this Agreement will not and (ii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and in the Registration Statement, the Disclosure Package and the Prospectus and the application of the proceeds from the sale of the Shares as described under the caption “Use of Proceeds” in the Registration Statement, the Disclosure Package and the Prospectus, do not and will not, whether with or without the giving of notice or passage of time or both, (A) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or asset of the Company or any of its Subsidiaries pursuant to, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of the property or assets of the Company or any of its Subsidiaries is subject, (B) conflict with or result in any violation of the provisions of the articles of association or bylaws (or similar organizational documents) of the Company or any of its Subsidiaries or (C) result in any violation of any law or statute or any judgment, order, rule or regulation of any court, arbitrator or governmental or regulatory authority or body having jurisdiction over the Company or any of its Subsidiaries or any of their properties, except, in the case of clauses (A) and (C) above, for any such conflict, breach or violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and no consent, approval, authorization, order, registration or qualification of or with any such court, arbitrator or governmental agency or regulatory authority or body is required for the sale of the Shares or the consummation by the Company of the transactions contemplated by this Agreement, except such as have been obtained under the Act for the Shares, the approval by the Financial Industry Regulatory Authority (“FINRA”) of the terms and arrangements herein and for such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or “blue sky” laws in connection with the purchase and distribution of the Shares by the Managers.

(s)           Absence of Violations, Defaults and Conflicts. None of the Company or any of its Subsidiaries is (i) in violation of its articles of association or bylaws (or other applicable organization document), (ii) in violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of its Subsidiaries or any of their properties or (iii) in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except, in the case of the foregoing clauses (ii) and (iii), for such defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t)            Due Authorization. The execution and delivery of, and the performance by the Company of its obligations under, this Agreement (including but not limited to the issuance and sale of the Shares and the use of proceeds from the sale of the Shares as described in the Registration Statement, the Disclosure Package and the Prospectus under the caption “Use of Proceeds”) have been duly and validly authorized by all necessary corporate action on the part of the Company and this Agreement has been duly executed and delivered by the Company.

(u)           Summaries of Law and Documents.  The statements set forth in the Registration Statement, the Disclosure Package and the Prospectus under the captions “Description of Share Capital” and “Material Dutch and U.S. Federal Income Tax Consequences” insofar as such statements purport to constitute summaries of the terms of the statutes, rules or regulations, legal or governmental proceedings, agreements or documents referred to therein, are accurate summaries of the terms of such statutes, rules or regulations, legal or governmental proceedings, agreements or documents, in all material respects as such statutes, rules or regulations, legal or governmental proceedings, agreements or documents were in effect as of the date of the Registration Statement, the Disclosure Package and the Prospectus. All agreements expressly referenced in the Registration Statement, the Disclosure Package and the Prospectus between the Company or any of its Subsidiaries, on the one hand, and any other party, on the other hand, are legal, valid and binding obligations of the Company or the relevant subsidiary and such other party, enforceable against the Company or the relevant subsidiary and such other party in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and to general equitable principles and except as rights to indemnity and contribution thereunder may be limited by applicable law or policies underlying such law. Except as described in the Registration Statement, the Disclosure Package and the Prospectus, none of the Company or any of its Subsidiaries has sent or received any notice indicating the termination of or intention to terminate any of the contracts or agreements referred to, described in or incorporated by reference in the Registration Statement, the Disclosure Package and the Prospectus or filed as an exhibit Registration Statement.

(v)           Filings and Governmental Licenses. The Company and its Subsidiaries have filed or caused to be filed with the appropriate governmental entities all forms, statements, reports, and documents (including all exhibits, amendments, and supplements thereto) (each a “Filing”) required to be filed by it with respect to the respective businesses of the Company and its Subsidiaries and each of their facilities under all applicable laws and the respective rules and regulations thereunder, all of which complied in all respects with all applicable requirements of the appropriate law and rules and regulations thereunder in effect on the date each such Filing was made, in each case except where the failure to do so would not reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries (i) hold all licenses, registrations, certificates and permits from governmental authorities (collectively, “Governmental Licenses”) which are necessary to the conduct of the business now operated by them, except for such Governmental Licenses the failure of which to hold would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (ii) are in compliance with the terms and conditions of all Governmental Licenses, and all Governmental Licenses are valid and in full force and effect, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (iii) have not received any written notice of proceedings relating to the revocation or modification of any Governmental License.

(w)          Payment of Taxes. The Company and its Subsidiaries have filed with all taxing authorities, material income, profit, franchise and other Tax returns required to be filed through the date hereof, and have paid all Taxes indicated by such returns and all assessments received by them or any of them to the extent that such Taxes have become due and payable, except for any such Taxes being contested in good faith and for which adequate reserve or accrual has been established in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). As of the date hereof, there are no tax deficiencies that have been asserted against the Company’s properties or assets. For the purposes of this Agreement, “Tax” or “Taxes” shall mean any and all taxes, levies, fees, imposts, duties and charges of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto) imposed by any governmental agency or body, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and any ad valorem, value added, sales, use, service, real or personal property, share capital, license, payroll, withholding, employment, social security, workers’ compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs or duties.

(x)            Taxing Jurisdiction. All dividends and other distributions declared and payable on the Class A Shares, if any, and other payments on or under the Class A Shares, under the current laws and regulations of any jurisdiction in which the Company, is incorporated, organized, engaged in a business for tax purposes through a branch, agency or permanent establishment or resident for tax purposes or any political subdivision thereof or therein or any jurisdiction by or through which payment is made by or on behalf of the Company, or any political subdivision thereof or therein (each, a “Relevant Taxing Jurisdiction”), may be paid in U.S. dollars that may be converted into another currency and freely transferred out of the Relevant Taxing Jurisdiction and without the necessity of obtaining any governmental authorization in any Relevant Taxing Jurisdiction. Except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus , all payments referred to in this Section (x) will not be subject to withholding or deduction of any taxes, under the laws and regulations of any Relevant Taxing Jurisdiction in effect as of the Execution Time.

(y)           Stamp Taxes. Under the laws of each Relevant Taxing Jurisdiction as in effect as of the Execution Time, except as otherwise disclosed in the Registration Statement, the Disclosure Package or the Prospectus, no stamp, issuance, transfer, transaction, registration or other similar taxes or duties (“Stamp Taxes”) are payable by or on behalf of the Managers in the Netherlands or any other Relevant Taxing Jurisdiction on (i) the creation, issue or delivery to the Manager of the Class A Shares by the Company, (ii) the purchase by the Managers of the Shares in the manner as contemplated by this Agreement, (iii) the resale and delivery by the Managers of the Shares contemplated by this Agreement or (iv) the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby.

(z)           Passive Foreign Investment Company. The Company was not a “passive foreign investment company” (“PFIC”) as defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for its most recently ended taxable year and does not expect to be a PFIC for its current taxable year or in the foreseeable future.

(aa)         Possession of Intellectual Property. The Company and its Subsidiaries own or possess all patents, patent rights, licenses, inventions, copyrights and related rights, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), trademarks, service marks and trade names currently employed by them (collectively, “Intellectual Property”) that would be material in the context of the business of the Company and its Subsidiaries, taken as a whole, and neither the Company nor any of its Subsidiaries have received any notice or claim of infringement or misappropriation of or conflict with asserted rights of others with respect to any of the foregoing, and neither the Company nor any of its Subsidiaries have received notice of, or is aware of facts that would form a reasonable basis for, any such notice or claims, which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect. To the Company’s knowledge, except as described in the Registration Statement, the Disclosure Package and the Prospectus, there is no infringement, misappropriation or violation by others of Intellectual Property owned by or licensed to the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has taken commercially reasonable steps necessary to secure their interests in such Intellectual Property from their employees and contractors and to protect the confidentiality of all of their material confidential information and trade secrets.

(bb)         IT Systems. None of the Intellectual Property employed by or on behalf of the Company or any of its Subsidiaries has been obtained or is being used by the Company or any of its Subsidiaries in violation of any contractual obligation binding on the Company, its Subsidiaries or any of their respective officers, directors or employees or otherwise in violation of the rights of any persons, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries own or have a valid right to access and use all material computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company and its Subsidiaries (the “IT Systems”). The IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation of the business of the Company and its Subsidiaries as currently conducted and, to the Company’s knowledge, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants.

(cc)         Cybersecurity; Data Protection. The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures, and safeguards to maintain and protect their material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and data (including all personal, personally identifiable, sensitive, confidential or regulated data (“Personal Data”)) used in connection with their businesses, and there have been no known breaches, violations, outages or unauthorized uses of or accesses to same, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, nor any incidents under internal review or investigations relating to the same. The Company and its Subsidiaries are presently in material compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Personal Data and to the protection of such IT Systems and Personal Data from unauthorized use, access, misappropriation or modification.

(dd)        Statistical and Market-Related Data. Nothing has come to the attention of the Company that has caused the Company to believe that the statistical, industry-related and market-related data included in the Registration Statement, the Disclosure Package and the Prospectus are based on or derived from sources that are not reliable and accurate in all material respects and the Company has obtained the written consent for the use of such data from such sources to the extent required.

(ee)         Environmental Laws.  The Company and its Subsidiaries (i) are in compliance with any and all applicable federal, state, local and foreign laws, rules and regulations, relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”) and (ii) have received and are in compliance with all permits, licenses, certificates or other authorizations or approvals required of them under applicable Environmental Laws to conduct their respective businesses, except in the case of each of (i) and (ii) above, for any such failure to comply, or failure to receive required permits, licenses or approvals, or cost or liability as would not or would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. There are no costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ff)          Restrictions on Dividends. Except as disclosed in the Registration Statement, the Disclosure Package and the Prospectus, no Subsidiary of the Company is prohibited or restricted, directly or indirectly, from paying dividends to the Company or any of its Subsidiaries, or from making any other distribution with respect to such Subsidiary’s equity securities or from repaying to the Company or any of its Subsidiaries any amounts that may from time to time become due under any loans or advances to such Subsidiary from the Company or any of its Subsidiaries or from transferring any property or assets to the Company or to any of its Subsidiaries.

(gg)         Nasdaq Listing.  The Company’s Class A Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed on the Nasdaq Global Select Market (“Nasdaq”), and there is no action pending by the Company or any other person to terminate the registration of the Class A Shares under the Exchange Act or to delist the Class A Shares (including the Shares) from Nasdaq, nor has the Company received any written notification that the Commission or Nasdaq is currently contemplating terminating such registration or listing. The Company is in compliance with applicable Nasdaq continued listing requirements.

(hh)         Certain Relationships and Related Party Transactions.  There are no material related-party transactions involving the Company or its Subsidiaries or any other person required to be described in the Registration Statement, the Disclosure Package and the Prospectus which have not been described in such documents as required.

(ii)           Absence of Labor Dispute. No material labor disturbance by or material dispute with employees of the Company or any of its Subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened.

(jj)           No Finder’s Fee.  None of the Company or any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of its Subsidiaries or any Manager for a brokerage commission, finder’s fee or like payment in connection with the offering and sale of the Shares.

(kk)         Absence of Proceedings.  There are no legal, governmental or regulatory investigations, actions, suits, arbitrations, inquiries or proceedings pending to which the Company or any of its Subsidiaries is, or to the knowledge of the Company (and for the purpose of this Section 2, the knowledge of the Company shall be deemed to include the knowledge of the Company’s executive directors, after due inquiry), may be a party or to which any property of the Company or any of its Subsidiaries is or may be the subject that, individually or in the aggregate, if determined adversely to the Company or any of its Subsidiaries, could reasonably be expected to have a Material Adverse Effect. No such investigations, actions, suits or proceedings are, to the knowledge of the Company, threatened or contemplated by any governmental or regulatory authority or threatened by others.

(ll)            Investment Company Act. The Company is not required to be registered as and, upon the sale of the Shares and the application of the proceeds thereof as described in the Registration Statement, the Disclosure Package and the Prospectus under the caption “Use of Proceeds,” will not be required to register as, an “investment company,” as such term is defined in the Investment Company Act of 1940, as amended.

(mm)       FPI. The Company is a “foreign private issuer” within the meaning of Rule 405 under the Act.

(nn)         Financial Statements; GAAP Financial Measures. The financial statements, together with related notes and schedules, included in the Registration Statement, the Disclosure Package and the Prospectus, comply in all material respects with the applicable requirements of the Act and present fairly in all material respects the financial position and the results of operations and cash flows of the entities purported to be shown thereby, at the indicated dates and for the indicated periods. Such financial statements and related schedules have been prepared in accordance with GAAP, consistently applied throughout the periods involved, except as disclosed therein, and all adjustments necessary for a fair presentation of results for such periods have been made. The other financial and statistical data set forth in the Registration Statement, the Disclosure Package or the Prospectus are accurately and fairly presented and prepared on a basis consistent with the financial statements and books and records of the Company. Any non-GAAP financial measure (as such term is defined by the rules and regulations of the Commission) contained in the Registration Statement, the Disclosure Package and the Prospectus has been derived from the accounting records of the Company, fairly presents in all material respect the information purported to be shown thereby and complies in all material respects with Regulation G of the Exchange Act, and Item 10 of Regulation S-K under the Act, to the extent applicable. The Company and its Subsidiaries do not have any material liabilities or obligations, direct or contingent, not disclosed in Registration Statement, the Disclosure Package and the Prospectus. There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the Disclosure Package or the Prospectus that are not included as required.

(oo)         Independent Accountants. The accountants who certified the financial statements and supporting schedules included in the Registration Statement, the Disclosure Package and the Prospectus are independent public accountants as required by the Act, the Exchange Act and the Public Company Accounting Oversight Board.

(pp)        Compliance with the Sarbanes-Oxley Act. There is and has been no failure on the part of the Company or any of the Company’s directors or officers, in their capacities as such, to comply in all material respects with any applicable provision of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated in connection therewith, including any certifications required under the Sarbanes-Oxley Act.

(qq)        Accounting Controls. The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) that (i) complies with the applicable requirements of the Exchange Act, (ii) has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and (iii) is sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorization, (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (C) access to assets is permitted only in accordance with management’s general or specific authorization and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; and except as set forth or contemplated in the Registration Statement, the Disclosure Package or the Prospectus, the Company’s internal control over financial reporting is effective and the Company is not aware of any (x) material weaknesses in its internal control over financial reporting, or (y) fraud, whether or not material, that involves executive officers or other employees who have a significant role in the Company’s internal controls over financial reporting.

(rr)           Disclosure Controls. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its Subsidiaries is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and such disclosure controls and procedures are effective in all material respects to perform the functions for which they were established.

(ss)          No Unlawful Payments.  Neither the Company nor any of its Subsidiaries, nor any director, officer or, to the Company’s knowledge, any agent, employee, affiliate, as such term is defined in Rule 501(b) under the Act (each, an “Affiliate”) or other person associated with or acting on behalf of the Company or any of its Subsidiaries has (i) made, provided or incurred any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or (ii) made or taken any action in furtherance of an offer, payment, promise to pay, or authorization or approval of the payment or giving of money, property, gifts or anything else of value, directly or indirectly, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) to influence official action or secure an improper advantage relating to the Company or any of its Subsidiaries or any of their respective businesses; the Company and its Subsidiaries conducts their businesses in compliance with applicable anti-corruption laws and have instituted and maintained policies and procedures designed to promote and achieve compliance with such laws. Neither the Company nor any of its Subsidiaries will use, directly or knowingly indirectly, the proceeds of this offering in furtherance of an offer, payment, promise to pay, or authorization of the payment or giving of money, or anything else of value, to any person in violation of any Sanctions (as defined below), any applicable anti-corruption or anti-bribery laws or Anti-Money Laundering Laws (as defined below).

(tt)           Money Laundering Laws.  The operations of the Company and its Subsidiaries are and, to the knowledge of the Company, have been conducted within the past five (5) years in compliance with applicable financial recordkeeping and reporting requirements, including, to the extent applicable, those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of all jurisdictions where the Company or any of its Subsidiaries conducts business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental or regulatory agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(uu)        No Conflicts with Sanctions Laws.  None of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any Affiliate or representative of the Company or of any of its Subsidiaries, is currently the subject or the target of any sanctions administered or enforced by the U.S. Government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, or the U.K. Government (including, without limitation, the Office of Financial Sanctions Implementation) (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized, resident or doing business in a country, region or territory that is the subject or the target of country or region-wide Sanctions (currently, the Crimea (including Sevastopol), Kherson, and Zaporizhzhia regions of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People’s Republic, Cuba, Iran, and North Korea) (each a “Sanctioned Jurisdiction”) or with the Russian Federation or Belarus. Further, none of the Company or any of its Subsidiaries nor, to the Company’s knowledge, any Affiliate or representative of the Company or of any of its Subsidiaries, is (i) directly or indirectly controlled by or owned 50% or more in the aggregate by one or more persons or entities that is the subject or target of Sanctions; or (ii) acting on behalf of any individuals or entities operationally based or domiciled in a Sanctioned Jurisdiction, the government of a Sanctioned Jurisdiction, or the government of Venezuela. The Company, its Subsidiaries and, to the knowledge of the Company, each of their respective employees, agents, representatives or Affiliates have not since April 24, 2019, engaged in, and are not now engaged in, any dealings or transactions in such relevant capacity in violation of Sanctions. Neither the Company nor any of its Subsidiaries are currently planning to do business in Russia, Belarus, or any Sanctioned Jurisdiction, or with any person or entity that is the target of Sanctions or directly or indirectly controlled by or owned 50% or more in the aggregate by one or more persons or entities that is the subject or target of Sanctions. The Company and its Subsidiaries have instituted and maintained policies and procedures designed to promote and ensure compliance with applicable Sanctions.

(vv)        Outbound Investments. Neither the Company nor any of its Subsidiaries is a “covered foreign person” as that term is defined in the regulations administered and enforced, together with any related public guidance issued, by the U.S. Treasury Department under U.S. Executive Order 14105 of August 9, 2023, or any similar law or regulation as of the date of this Agreement, and as codified at 31 C.F.R. § 850.202 et seq (the “Outbound Investment Rules”). Neither the Company nor any of its Subsidiaries currently engages, or has any present intention to engage in the future, directly or indirectly, in (i) a “covered activity” or a “covered transaction,” as each such term is defined in the Outbound Investment Rules, (ii) any activity or transaction that would constitute a “covered activity” or a “covered transaction,” as each such term is defined in the Outbound Investment Rules, if the Company were a U.S. Person or (iii) any other activity that would cause the Managers to be in violation of the Outbound Investment Rules or cause the Managers to be legally prohibited by the Outbound Investment Rules from performing under this Agreement.

(ww)       Insurance. The Company and its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which the Company and its Subsidiaries are engaged, each in an amount sufficient to conduct the Company’s and its Subsidiaries’ current business as described in the Registration Statement, the Disclosure Package and the Prospectus. Neither the Company nor any of its Subsidiaries has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(xx)          Stabilization.  The Company has not taken, and, to the Company’s knowledge, no person acting on its behalf has taken, directly or indirectly, any action designed to cause or result in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares.

(yy)         FINRA Affiliation.  To the knowledge of the Company, there are no affiliations or associations between any member of FINRA and any of the officers or directors of the Company or the holders of 10% or greater of the Class A Shares, except as described in the Registration Statement, the Disclosure Package and the Prospectus.

(zz)          Accuracy of Exhibits. There are no contracts or other documents that are required by the Act to be described in the Prospectus or filed as exhibits to the Registration Statement, or that are required by the Exchange Act to be filed as exhibits to a document incorporated by reference into the Prospectus, that have not been so described in the Prospectus or filed as exhibits to the Registration Statement or such incorporated document.

(aaa)        Insolvency Proceedings. For the purposes of Regulation (EU) 2015/848 on insolvency proceedings (recast) (the “Regulation”), its centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in the Netherlands.

(bbb)      No Immunity. Neither the Company nor any of its Subsidiaries or their properties or assets has immunity under the laws of the Netherlands, U.S. federal or New York state law from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any Dutch, U.S. federal or New York state court, from service of process, attachment upon or prior to judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court with respect to their respective obligations, liabilities or any other matter under or arising out of or in connection herewith; and, to the extent that the Company or any of its Subsidiaries or any of its properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings arising out of or relating to the transactions contemplated by this Agreement and any Terms Agreement may at any time be commenced, the Company has, pursuant to Section 16 of this Agreement, waived, and it will waive, or will cause its Subsidiaries to waive, such right to the extent permitted by law.

(ccc)       Valid Choice of Law. The choice of laws of the State of New York as the governing law of this Agreement is a valid choice of law under the laws of the Netherlands and will be honored by the courts of the Netherlands. The Company has the power to submit, and pursuant to Section 14 of this Agreement and any instruments or agreements entered into for the consummation of the transactions contemplated herein, has legally, validly, effectively and irrevocably submitted, to the personal jurisdiction of each New York state and United States federal court sitting in the City of New York and has validly and irrevocably waived any objection to the laying of venue of any suit, action or proceeding brought in such court.

(ddd)      Indemnification and Contribution. The indemnification and contribution provisions set forth in Section 7 hereof do not contravene the laws or public policy of the Netherlands as applied by the Courts of the Netherlands as reported and in effect at the date of this Agreement.

(eee)       XBRL. The interactive data in the eXtensible Business Reporting Language included as an exhibit to the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

Any certificate signed by any officer of the Company or any of its Subsidiaries and delivered to the Managers or to counsel for the Managers in connection with this Agreement or any Terms Agreement shall be deemed a representation and warranty by the Company or such Subsidiary of the Company, as applicable, to each Manager as to the matters set forth therein.

The Company acknowledges that the Managers and, for purposes of the opinions to be delivered pursuant to Section 4 hereof, counsel for the Company and counsel for the Managers, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

3.            Sale and Delivery of Shares. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and the Managers agree that the Company may from time to time seek to sell Shares through a Designated Manager, acting as sales agent, or directly to any of the Managers acting as principal, as follows:

(a)           The Company may submit to a Designated Manager its orders (including any price, time or size limits or other customary parameters or conditions) to sell Shares on any Trading Day (as defined herein) in a form and manner as mutually agreed to by the Company and such Designated Manager. As used herein, “Trading Day” shall mean any trading day on Nasdaq.

(b)          Subject to the terms and conditions hereof, each Manager, at any time it is a Designated Manager, shall use its reasonable efforts to execute any Company order submitted to it hereunder to sell Shares and with respect to which such Designated Manager has agreed to act as sales agent. The Company acknowledges and agrees that (i) there can be no assurance that a Designated Manager will be successful in selling the Shares, (ii) a Designated Manager will incur no liability or obligation to the Company or any other person or entity if it does not sell Shares for any reason other than a failure by a Designated Manager to use its reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell such Shares as required under this Agreement and (iii) no Manager shall be under any obligation to purchase Shares on a principal basis pursuant to this Agreement, except as otherwise specifically agreed by Manager and the Company. The Designated Manager may make sales pursuant to each order by any method permitted by law, including without limitation (i) by means of ordinary brokers’ transactions (whether or not solicited), (ii) to or through a market maker, (iii) directly on or through any national securities exchange or facility thereof, a trading facility of a national securities association, an alternative trading system, or any other market venue, (iv) in the over-the-counter market, (v) in privately negotiated transactions, or (vi) through a combination of any such methods.

(c)           The Company shall not authorize the issuance and sale of, and a Designated Manager shall not sell as sales agent, any Share at a price lower than the minimum price therefor designated from time to time by the Company and notified to a Designated Manager in writing. In addition, the Company or a Designated Manager may upon notice to the other party hereto by telephone (confirmed promptly by email or facsimile), suspend an offering of the Shares with respect to which that Designated Manager is acting as sales agent; provided, however, that such suspension or termination shall not affect or impair the parties’ respective obligations with respect to the Shares sold hereunder prior to the giving of such notice.

(d)          The compensation to a Designated Manager for sales of the Shares with respect to which such Designated Manager acts as sales agent hereunder shall be 1.25% of the gross offering proceeds of the Shares sold pursuant to this Agreement as mutually agreed to in writing by the Managers and the Company. The foregoing rate of compensation shall not apply when a Manager, acting as principal, purchases Shares from the Company pursuant to a Terms Agreement. Any compensation or commission due and payable to any Managers hereunder with respect to any sale of Shares shall be paid by the Company to such Managers concurrently with the settlement for sales of the Shares by deduction from the proceeds from sales of the Shares payable to the Company. The remaining proceeds, after further deduction for any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales, shall constitute the net proceeds to the Company for such Shares (the “Net Proceeds”).

(e)           Settlement for sales of the Shares pursuant to this Agreement will occur on the first Trading Day following the date on which such sales are made (each such day, a “Settlement Date”). On each Settlement Date, the Shares sold through a Designated Manager for settlement on such date shall be delivered by the Company to such Designated Manager against payment of the Net Proceeds from the sale of such Shares. Settlement for all such Shares shall be effected by free delivery of the Shares, in definitive form, by the Company or its transfer agent to such Designated Manager’s or its designee’s account (provided such Designated Manager shall have given the Company at least three calendar day’s written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, in return for payments in same day funds delivered to the account designated by the Company. If the Company, or its transfer agent (if applicable) shall default on its obligation to deliver the Shares on any Settlement Date, the Company shall (i) hold each applicable Designated Manager harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay each such Designated Manager any commission, discount or other compensation to which it would otherwise be entitled absent such default.

(f)            If acting as sales agent hereunder, the Designated Manager shall provide written confirmation (which may be by email) to the Company following the close of trading on Nasdaq each day in which Shares are sold under this Agreement setting forth (i) the amount of the Shares sold on such day and the gross offering proceeds received from such sale and (ii) the commission payable by the Company to such Designated Manager with respect to such sales.

(g)           At each Applicable Time, Settlement Date, Representation Date (as defined in Section 4(k)) and Filing Date (as defined in Section 4(v)), the Company shall be deemed to have affirmed each representation and warranty contained in this Agreement as if such representation and warranty were made as of such date, modified as necessary to relate to the Registration Statement and the Prospectus as amended as of such date. Any obligation of a Designated Manager to use its reasonable efforts to sell the Shares on behalf of the Company as sales agent shall be subject to the continuing accuracy of the representations and warranties of the Company herein (and the completion of any diligence to verify such accuracy by such Designated Manager), to the performance by the Company of its obligations hereunder and to the continuing satisfaction of the additional conditions specified in Section 6 of this Agreement.

(h)           Subject to such further limitations on offers and sales of Shares or delivery of instructions to offer and sell Shares as are set forth herein and as may be mutually agreed upon by the Company and a Designated Manager, the Company shall not request the sale of any Shares that would be sold, and no Designated Manager shall be obligated to sell: (i) during any period in which the Company’s insider trading policy, as it exists on the date of this Agreement, would prohibit the purchase or sale of any Shares by any of its officers or directors; (ii) any time during the period commencing on the tenth business day prior to the time the Company shall issue a press release containing, or shall otherwise publicly announce, its earnings, revenues or other results of operations (each, an “Earnings Announcement”) through and including the time that is 24 hours after the time the Company files (a “Filing Time”) a Report on Form 6-K or an Annual Report on Form 20-F that includes consolidated financial statements as of and for the same period or periods, as the case may be, covered by such Earnings Announcement (the “Financial Statement Report”), it being understood and agreed that the Company is not restricted under this clause (ii) from requesting the sale of Shares during the period commencing at the beginning of the later of (A) the third Trading Day immediately after the public announcement by the Company of its Earnings Announcement for its fiscal quarter ended September 30, 2025, (B) the filing by the Company of its Financial Statement Report for its fiscal quarter ended September 30, 2025 and (C) the satisfaction by the Company of its obligations hereunder (including without limitation Sections 4(k), 4(l), 4(m), 4(n), 4(o), 4(p), 4(q), 4(r) and 4(s) and the third sentence of Section 2(a); or (iii) during any other period in which the Company is, or could be deemed to be, in possession of material non-public information.

(i)            If the Company wishes to deliver from treasury or to issue and sell the Shares pursuant to this Agreement directly to any of the Managers acting as principal (each, a “Placement”), it will notify the Manager or Managers of the proposed terms of such Placement. If such Manager or Managers, acting as principal, wishes to accept such proposed terms (which a Manager may decline to do for any reason in its sole discretion), or wishes to accept amended terms proposed by the Company after further discussion, such Manager or Managers and the Company will enter into a Terms Agreement setting forth the terms of such Placement. The terms set forth in a Terms Agreement will not be binding on the Company or such Manager or Managers unless and until the Company and such Manager or Managers have each executed such Terms Agreement accepting all of the terms of such Terms Agreement. In the event of a conflict between the terms of this Agreement and the terms of a Terms Agreement, the terms of such Terms Agreement will control.

(j)            Each Placement shall be made in accordance with the terms of this Agreement and, if applicable, a Terms Agreement, which will provide for the sale of such Shares to, and the purchase thereof by, such Manager. A Terms Agreement may also specify certain provisions relating to the reoffering of such Shares by a Manager. The commitment of a Manager to purchase the Shares pursuant to any Terms Agreement shall be deemed to have been made on the basis of the representations and warranties of the Company herein contained and shall be subject to the terms and conditions herein set forth. Each Terms Agreement shall specify the number of the Shares to be purchased by a Manager pursuant thereto, the price to be paid to the Company for such Shares, any provisions relating to rights of, and default by, underwriters acting together with such Manager in the reoffering of the Shares, and the time and date (each such time and date being referred to herein as a “Time of Delivery”) and place of delivery of and payment for such Shares.

(k)            Under no circumstances shall the number and aggregate amount of the Shares sold pursuant to this Agreement and any Terms Agreement exceed (i) the aggregate amount set forth in Section 1, (ii) the number of Class A Shares available for issuance under the currently effective Registration Statement or (iii) the number and aggregate amount of the Shares authorized from time to time to be issued and sold under this Agreement by the board of directors of the Company (the “Board”), or a duly authorized committee thereof, and notified to the Managers in writing.

4.            Agreements. The Company agrees with each of the Managers that:

(a)            During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or any similar rule) to be delivered under the Act in connection with the offering or sale of the Shares, the Company will not file any amendment of the Registration Statement or supplement in connection with the offering and sale of the Shares (including the Prospectus Supplement or any Interim Prospectus Supplement) to the Base Prospectus, the Disclosure Package or the Prospectus, whether pursuant to the Act, the Exchange Act or otherwise, unless (i) the Company has furnished to the Managers a copy of such amendment or supplement (including, for the avoidance of doubt, reports or other information to be filed by the Company under the Exchange Act that would be incorporated by reference into the Registration Statement and the Prospectus, in each case, only to the extent that the filing of such report or other information would trigger a Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable) for its review a reasonable period of time prior to filing (or, in the case of Reports on Form 6-K (other than with respect to the reporting of interim financial information), has used its commercially reasonable efforts to so furnish copies to the Managers prior to filing), and (ii) except for reports or other information required to be filed by the Company under the Exchange Act, the Company will not file any such proposed amendment or supplement to which the Managers reasonably object. The Company has prepared the Prospectus, in a form approved by the Managers, and shall file such Prospectus, as amended at the Execution Time, with the Commission pursuant to the applicable paragraph of Rule 424(b) promptly after the Execution Time (but in any event within the time period described thereby) and will cause any supplement to the Prospectus to be prepared, in a form approved by the Managers, and will file such supplement with the Commission pursuant to the applicable paragraph of Rule 424(b) within the time period prescribed thereby and will notify the Managers of such timely filing. The Company, subject to this Section 4(a) and Section 4(c), will comply with the requirements of Rule 430B. During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or any similar rule) to be delivered under the Act in connection with the offering or sale of the Shares, the Company will promptly advise the Managers (A) when the Prospectus, and any supplement thereto, shall have been filed (if required) with the Commission pursuant to Rule 424(b), (B) when, during any period when the delivery of a prospectus (whether physically or through compliance with Rule 172 or any similar rule) is required under the Act in connection with the offering or sale of the Shares, any amendment to the Registration Statement or any new registration statement relating to the Shares shall have been filed or become effective (other than a prospectus supplement relating solely to the offering of securities other than the Shares), (C) of the receipt of any comments from the Commission, (D) of any request by the Commission or its staff for any amendment of the Registration Statement, or for any supplement to the Prospectus or for any additional information, (E) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any notice objecting to its use or the issuance of any order preventing or suspending the use of the Prospectus or any amendment or supplement thereto, or the institution or threatening of any proceeding for any of such purposes or pursuant to Section 8A of the Act or (F) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares for sale in any jurisdiction or the institution or threatening of any proceeding for such purpose. The Company will use its best efforts to prevent the issuance of any such stop order or the occurrence of any such suspension or objection to the use of the Registration Statement and, upon such issuance, occurrence or notice of objection, to obtain at the earliest possible moment the withdrawal of such stop order or relief from such occurrence or objection, including, if necessary, by filing an amendment to the Registration Statement or a new registration statement and using its best efforts to have such amendment or new registration statement declared effective as soon as practicable.

(b)           If, at any time on or after an Applicable Time but prior to the related Settlement Date or Time of Delivery, any event occurs as a result of which the Disclosure Package would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made or the circumstances then prevailing not misleading, the Company will (i) notify promptly the relevant Manager(s) so that any use of the Disclosure Package may cease until it is amended or supplemented; (ii) amend or supplement the Disclosure Package to correct such statement or omission; and (iii) supply any amendment or supplement to the relevant Manager(s) in such quantities as the Manager(s) may reasonably request.

(c)           During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or any similar rule) to be delivered under the Act, if any event occurs as a result of which the Prospectus as then supplemented would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein in the light of the circumstances under which they were made at such time not misleading, or if it shall be necessary to amend the Registration Statement, file a new registration statement or supplement the Prospectus to comply with the Act or the Exchange Act or the respective rules thereunder, including in connection with use or delivery of the Prospectus, the Company promptly will (i) notify the Managers of any such event, (ii) prepare and file with the Commission, subject to the first sentence of paragraph (a) of this Section 4, an amendment or supplement or new registration statement which will correct such statement or omission or effect such compliance, (iii) use its best efforts to have any amendment to the Registration Statement or new registration statement declared effective as soon as practicable in order to avoid any disruption in use of the Prospectus and (iv) supply any supplemented Prospectus to the Managers in such quantities as the Managers may reasonably request.

(d)           As soon as practicable, the Company will make generally available to its security holders and to the Managers (which may be satisfied by filing with the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”)) an earnings statement or statements of the Company and its Subsidiaries which will satisfy the provisions of Section 11(a) of the Act and Rule 158.

(e)           The Company will deliver to the Managers and counsel for the Managers, without charge, as such Managers or counsel for the Managers may reasonably request, signed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and signed copies of all consents and certificates of experts. The Registration Statement and each amendment thereto furnished to the Managers will be identical to any electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(f)            The Company will deliver to the Managers and counsel for the Managers, without charge, for so long as delivery of a prospectus by the Managers or dealer may be required by the Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or any similar rule), as many copies of the Prospectus and each Issuer Free Writing Prospectus and any supplement thereto as any Manager may reasonably request. The Prospectus and any Issuer Free Writing Prospectus and any amendments or supplements thereto furnished to the Managers will be identical to any electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will pay the expenses of printing or other production of all documents relating to the offering.

(g)           The Company will arrange, if necessary, for the qualification of the Shares for sale under the laws of such jurisdictions as the Managers may reasonably designate and will maintain such qualifications in effect so long as required for the distribution of the Shares; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified or to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Shares, in any jurisdiction where it is not now so subject or where it would be subject to taxation as a foreign business.

(h)           The Company agrees that, unless it has or shall have obtained the prior written consent of the relevant Designated Manager, and each Manager agrees with the Company that, unless it has or shall have obtained, as the case may be, the prior written consent of the Company, it has not made and will not make any offer relating to the Shares that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” (as defined in Rule 405) required to be filed by the Company with the Commission or retained by the Company under Rule 433; provided that the prior written consent of the parties hereto shall be deemed to have been given in respect of the Free Writing Prospectuses included in Schedule I hereto. Any such free writing prospectus consented to by the Managers or the Company is hereinafter referred to as a “Permitted Free Writing Prospectus.” The Company agrees that (i) it has treated and will treat, as the case may be, each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus and (ii) it has complied and will comply, as the case may be, with the requirements of Rules 164 and 433 applicable to any Permitted Free Writing Prospectus, including in respect of timely filing with the Commission, legending and record keeping.

(i)            The Company will not (i) take, directly or indirectly, any action designed to or that might reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares or (ii) sell, bid for, purchase or pay any person (other than as contemplated by this Agreement or any Terms Agreement) any compensation for soliciting purchases of the Shares.

(j)            The Company will, at any time during the term of this Agreement, as supplemented from time to time, advise the Managers promptly after it shall have received notice or obtain knowledge thereof, of any information or fact that would materially alter or affect any opinion, certificate, letter and other document provided to the Managers pursuant to Section 6 herein.

(k)           Upon commencement of the offering of the Shares under this Agreement (if requested by the Managers) (and upon the recommencement of the offering of the Shares under this Agreement following the termination of a suspension of sales hereunder), and each time that (i) the Registration Statement or the Prospectus shall be amended or supplemented (other than (A) an Interim Prospectus Supplement filed pursuant to Rule 424(b) pursuant to Section 4(v) of this Agreement, (B) a prospectus supplement relating solely to the offering or resale of securities other than the Shares or (C) the filing with the Commission of any report under the Exchange Act except such reports referred to in Section 4(k)(ii)), (ii) there is filed with the Commission any Annual Report on Form 20-F or Report on Form 6-K (solely with respect to the filing of consolidated interim financial statements and related notes), or any other document that contains financial statements or financial information that is incorporated by reference into the Prospectus, or any amendment thereto, or (iii) the Shares are delivered to one or more Managers as principal at the Time of Delivery pursuant to a Terms Agreement (the date of such commencement (in the case that the above-mentioned request is made by a Manager), the date of each such recommencement and the date of each such event referred to in (i), (ii) and (iii) above, a “Representation Date”), the Company shall furnish or cause to be furnished to the Managers forthwith a certificate dated and delivered on such Representation Date, as the case may be, in form satisfactory to the Managers to the effect that the statements contained in the certificate referred to in Section 6(g) of this Agreement which were last furnished to the Managers are true and correct at the time of such Representation Date, as though made at and as of such time (except that such statements shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented to such time) or, in lieu of such certificate, a certificate of the same tenor as the certificate referred to in said Section 6(g), modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented to the time of delivery of such certificate. The requirement to provide a certificate under this Section 4(k) shall be waived for any Representation Date occurring at a time when no Company order submitted to any Manager hereunder to sell Shares is pending or a suspension of sales hereunder is in effect, which waiver shall continue until the earlier to occur of the date the Company submits an order to any Manager to sell Shares hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date. Notwithstanding the foregoing, if the Company subsequently decides to sell Shares following a Representation Date when the Company relied upon the foregoing waiver and therefore did not provide the Managers with a certificate under this Section 4(k), then before the Company submits an order for the sale of Shares or any Manager sells any Shares pursuant to such order, the Company shall provide the Manager with a certificate in conformity with this Section 4(k) dated as of the date that the order for the sale of Shares is submitted to any Manager hereunder, provided that for the avoidance of doubt, such date the certificate is delivered pursuant to the foregoing sentence shall also be a Representation Date.

(l)            At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, the Company shall furnish or cause to be furnished forthwith to the Managers and to counsel to the Managers a written opinion and disclosure letter of Morgan, Lewis & Bockius UK LLP, U.S. counsel to the Company (“Company Counsel”), dated and delivered on such Representation Date, in form and substance satisfactory to the Managers, of the same tenor as the opinions and disclosure letters referred to in Section 6(b) of this Agreement, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to the time of delivery of such opinion and disclosure letter.

(m)           At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, the Company shall furnish or cause to be furnished forthwith to the Managers and to counsel to the Managers a written opinion of Warendorf, Dutch counsel to the Company, dated and delivered on such Representation Date, in form and substance satisfactory to the Managers, of the same tenor as the opinions referred to in Section 6(c) of this Agreement, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to the time of delivery of such opinion.

(n)           At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, the Company shall furnish or cause to be furnished forthwith to the Managers and to counsel to the Managers a written opinion of De Brauw Blackstone Westbroek N.V., Dutch tax counsel to the Company, dated and delivered on such Representation Date, in form and substance satisfactory to the Managers, of the same tenor as the opinions referred to in Section 6(d) of this Agreement, but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to the time of delivery of such opinion.

(o)           At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, Latham & Watkins LLP, counsel to the Managers, shall deliver a written opinion and disclosure letter, dated and delivered on such Representation Date, in form and substance reasonably satisfactory to the Managers, of the same tenor as the opinions and disclosure letters referred to in Section 6(e) of this Agreement but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to the time of delivery of such opinion and disclosure letter.

(p)           At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, Loyens & Loeff N.V., Dutch counsel to the Managers, shall deliver a written opinion, dated and delivered on such Representation Date, in form and substance reasonably satisfactory to the Managers, of the same tenor as the opinions referred to in Section 6(f) of this Agreement but modified as necessary to relate to the Registration Statement, the Disclosure Package and the Prospectus as amended and supplemented to the time of delivery of such opinion.

(q)           At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, the Company shall cause Reanda Audit & Assurance B.V. (“Reanda”), or another independent accountants satisfactory to the Managers (it being understood that any of the “Big 4” accounting firms that meets the applicable independence requirements will be deemed to be satisfactory), to furnish the Managers a letter, dated and delivered on such Representation Date, in form and substance satisfactory to the Managers of the same tenor as the letter referred to in Section 6(i) of this Agreement but modified to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented to the date of such letter.

(r)           At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, the Company shall cause Joint-Stock Company “Technologies of Trust - Audit” (and together with Reanda, the “Accountants”), or other independent accountants satisfactory to the Managers, to furnish the Managers a letter, dated and delivered on such Representation Date, in form and substance satisfactory to the Managers of the same tenor as the letter referred to in Section 6(i) of this Agreement but modified to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented to the date of such letter.

(s)           At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, the Company shall furnish or cause to be furnished to the Managers forthwith a certificate of the chief financial officer of the Company dated and delivered on such Representation Date, as the case may be, in form and substance satisfactory to the Managers of the same tenor as the letter referred to in Section 6(h) of this Agreement but modified to relate to the Registration Statement, the Disclosure Package and the Prospectus, as amended and supplemented to the date of such letter.

(t)            At each Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable, and at such other times as may be reasonably requested by a Manager (which shall be on a quarterly basis or otherwise), the Company will conduct a due diligence session, in form and substance satisfactory to the Managers, which shall include representatives of the management of the Company and the independent accountants of the Company; provided that the independent accountants of the Company shall only be required to participate in a diligence session in connection with a Representation Date with respect to which the Company is obligated to deliver a certificate pursuant to Section 4(k) for which no waiver is applicable. The Company shall cooperate timely with any reasonable due diligence request from or review conducted by the Managers or its agents from time to time in connection with the transactions contemplated by this Agreement, including, without limitation, providing information and available documents and access to appropriate officers and agents of the Company during regular business hours and at the Company’s principal offices, and timely furnishing or causing to be furnished such certificates, letters and opinions from the Company, and their officers and agents, as the Managers may reasonably request.

(u)           Nothing in this Agreement shall restrict a Manager from trading, and the Company acknowledges that each Manager may trade in the Class A Shares for the Manager’s own account and for the account of its clients before, at the same time as, or after sales of the Shares occur pursuant to this Agreement or pursuant to a Terms Agreement.

(v)           The Company will either (i) disclose in a Report on Form 6-K or in its Annual Reports on Form 20-F with regard to the relevant period, the number of the Shares sold by or through the Managers pursuant to this Agreement, the Net Proceeds to the Company and the compensation paid by the Company with respect to such sales of the Shares pursuant to this Agreement, or (ii) on or prior to the earlier of (A) the date on which the Company shall file a Report on Form 6-K (solely with respect to the filing of consolidated interim financial statements and related notes) or an Annual Report on Form 20-F in respect of any fiscal period in which sales of Shares were made by a Manager pursuant to this Agreement and (B) the date on which the Company shall be obligated to file such document referred to in clause (A) in respect of such period (each such date, and any date on which an amendment to any such document is filed, a “Filing Date”), file a prospectus supplement with the Commission under the applicable paragraph of Rule 424(b), which prospectus supplement will set forth, with regard to such period, the number of the Shares sold by or through a Manager pursuant to this Agreement, the Net Proceeds to the Company and the compensation paid by the Company with respect to such sales of the Shares pursuant to this Agreement and deliver such number of copies of each such prospectus supplement to Nasdaq as are required by such exchange.

(w)           If, to the knowledge of the Company, the conditions set forth in Section 6(a) or 6(j) shall not be true and correct on the applicable Settlement Date or Time of Delivery, the Company will offer to any person who has agreed to purchase Shares from the Company as the result of an offer to purchase solicited by a Designated Manager the right to refuse to purchase and pay for such Shares.

(x)           Each acceptance by the Company of an offer to purchase the Shares hereunder, and each execution and delivery by the Company of a Terms Agreement, shall be deemed to be an affirmation to the Designated Manager, or the Manager(s) party to a Terms Agreement, as the case may be, that the representations and warranties of the Company contained in or made pursuant to this Agreement are true and correct as of the date of such acceptance or of such Terms Agreement as though made at and as of such date, and an undertaking that such representations and warranties will be true and correct as of the Settlement Date for the Shares relating to such acceptance or as of the Time of Delivery relating to such sale, as the case may be, as though made at and as of such date (except that such representations and warranties shall be deemed to relate to the Registration Statement and the Prospectus as amended and supplemented relating to such Shares).

(y)           The Company will use its commercially reasonable efforts to cause the Shares to be listed for trading on Nasdaq and to maintain such listing.

(z)            During any period when the delivery of a prospectus relating to the Shares is required (including in circumstances where such requirement may be satisfied pursuant to Rule 172 or any similar rule) to be delivered under the Act, the Company shall file, on a timely basis, with the Commission and Nasdaq all reports and documents required to be filed under the Exchange Act and the regulations thereunder.

(aa)         The Company shall cooperate with the Managers and use its reasonable efforts to permit the Shares to be eligible for clearance and settlement through the facilities of DTC.

(bb)         The Company will apply the Net Proceeds from the sale of the Shares in the manner set forth in the Disclosure Package and the Prospectus.

5.            Payment of Expenses.

(a)           The Company agrees to pay all costs, fees and expenses incurred in connection with the performance of its obligations under this Agreement, whether or not the transactions contemplated hereby are consummated, including without limitation (i) all expenses incident to the issuance and delivery of the Shares (including all printing and engraving costs), (ii) all necessary issue, transfer and other stamp taxes in connection with the issuance and sale of the Shares, (iii) all fees and expenses of the Company’s counsel, independent public or certified public accountants and other advisors to the Company, (iv) all costs and expenses incurred in connection with the preparation, printing, filing, shipping and distribution of the Registration Statement (including financial statements, exhibits, schedules, consents and certificates of experts), each Issuer Free Writing Prospectus and the Prospectus, and all amendments and supplements thereto, and this Agreement, (v) all filing fees, attorneys’ fees and expenses incurred by the Company or the Managers in connection with qualifying or registering (or obtaining exemptions from the qualification or registration of) all or any part of the Shares for offer and sale under the state securities or blue sky laws, and, if requested by the Managers, preparing a “Blue Sky Survey” or memorandum, and any supplements thereto, advising the Managers of such qualifications, registrations and exemptions, (vi) the filing fees incident to the review and approval by FINRA of the terms of the sale of the Shares, (vii) the fees and expenses associated with listing of the Shares on Nasdaq, (viii) all fees and expenses of the registrar and transfer agent of the Class A Shares, (ix) all fees and expenses (including reasonable fees and expenses of counsel) of the Company in connection with approval of the Shares by DTC for “book-entry” transfer, (x) all other fees, costs and expenses referred to in Item 14 of Part II of the Registration Statement and (xi) all other fees, costs and expenses incurred in connection with the performance of its obligations hereunder for which provision is not otherwise made in this Section 5. Except as provided in this Section 5 and in Section 7 hereof, the Managers shall pay their own expenses.

(b)           All amounts payable by or on behalf of the Company under or with respect to this Agreement shall be exclusive of (i) any value added tax as may be levied in accordance with the Council Directive of November 28, 2006 on the common system of value added tax (EC Directive 2006/112/EC) as implemented in the laws of the relevant member state of the European Union and (ii) any other tax of a similar nature, whether imposed in addition to or in substitution for a tax referred to in (i) or imposed elsewhere (“VAT”). If any VAT is or becomes chargeable in respect of the supply to which such payment relates and: (i) if the relevant recipient is required to account to the relevant tax authority for such VAT, the Company shall, upon receipt of a valid VAT invoice in respect of the supply to which that payment relates, pay at the same time and in the same manner as the payment to which such VAT relates, an amount equal to such VAT; or (ii) if the Company is required to directly account for such VAT under the reverse charge procedure provided for by Article 44 of the Council Directive 2006/112/EC (and/or as implemented in the laws of the relevant member state of the European Union) or any relevant similar VAT provisions of the jurisdiction in which the Company received such supply (each as amended), then the Company shall account for the VAT at the appropriate rate (and the Managers must promptly provide an appropriate VAT invoice to the Company stating that the amount is charged in respect of a supply that is subject to VAT but that the reverse charge procedure applies). Where this Agreement requires any person to reimburse or indemnify another person for any costs, expenses, fees or other amounts to which a reimbursement or indemnity relates, that first person shall reimburse or indemnify (as the case may be) the second person for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that the second person reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority. Any reference in this paragraph to any person shall, at any time when such person is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the person who is treated as making the supply or (as appropriate) receiving the supply under the grouping rules provided for in Article 11 of the Council Directive 2006/112/EC (and/or as implemented in the laws of the relevant member state of the European Union) or any relevant similar VAT provisions of the jurisdiction of the relevant person which is not a member state of the European Union (each as amended).

6.            Conditions to the Obligations of the Managers. The obligations of the Managers under this Agreement and any Terms Agreement shall be subject to (i) the accuracy of the representations and warranties on the part of the Company contained herein as of the Execution Time, each Representation Date, and as of each Applicable Time, Settlement Date and Time of Delivery, (ii) to the performance by the Company of its obligations hereunder and (iii) the following additional conditions:

(a)            The Prospectus, and any supplement thereto, required by Rule 424 to be filed with the Commission shall have been filed in the manner and within the time period required by Rule 424(b) with respect to any sale of Shares; each Interim Prospectus Supplement shall have been filed in the manner required by Rule 424(b) within the time period required by Section 4(v) of this Agreement; any material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433; and no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use shall have been issued and no proceedings for that purpose or pursuant to Section 8A of the Act shall have been instituted or threatened.

(b)            The Company shall have requested and caused Company Counsel to furnish to the Managers, on every date specified in Section 4(l) of this Agreement, such opinion or opinions and disclosure letter or letters, dated as of such date and addressed to the Managers, with respect to the issuance and sale of the Shares, the Registration Statement, the Disclosure Package, the Prospectus (together with any supplement thereto) and other related matters as the Managers may reasonably require.

(c)           The Company shall have requested and caused Warendorf, Dutch counsel to the Company, to furnish to the Managers, on every date specified in Section 4(m) of this Agreement, such opinion or opinions, dated as of such date and addressed to the Managers, with respect to the issuance and sale of the Shares, the Registration Statement, the Disclosure Package, the Prospectus (together with any supplement thereto) and other related matters as the Managers may reasonably require.

(d)           The Company shall have requested and caused De Brauw Blackstone Westbroek N.V., Dutch tax counsel to the Company, to furnish to the Managers, on every date specified in Section 4(n) of this Agreement, such opinion or opinions, dated as of such date and addressed to the Managers, with respect to the issuance and sale of the Shares, the Registration Statement, the Disclosure Package, the Prospectus (together with any supplement thereto) and other related matters as the Managers may reasonably require.

(e)           The Managers shall have received from Latham & Watkins LLP, counsel to the Managers, on every date specified in Section 4(o) of this Agreement, such opinion or opinions and disclosure letter or letters, dated as of such date and addressed to the Managers, with respect to the issuance and sale of the Shares, the Registration Statement, the Disclosure Package, the Prospectus (together with any supplement thereto) and other related matters as the Managers may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(f)           The Managers shall have received from Loyens & Loeff N.V., Dutch counsel to the Managers, on every date specified in Section 4(p) of this Agreement, such opinion or opinions, dated as of such date and addressed to the Managers, with respect to the issuance and sale of the Shares, the Registration Statement, the Disclosure Package, the Prospectus (together with any supplement thereto) and other related matters as the Managers may reasonably require, and the Company shall have furnished to such counsel such documents as they reasonably request for the purpose of enabling them to pass upon such matters.

(g)           The Company shall have furnished or caused to be furnished to the Managers, on every date specified in Section 4(k) of this Agreement, a certificate of the Company, signed by an executive director, or the chief executive officer, chief operating officer or general counsel of the Company, and of the chief financial or chief accounting officer of the Company, dated as of such date, to the effect that the signers of such certificate have carefully examined the Registration Statement, the Disclosure Package and the Prospectus and any supplements or amendments thereto and this Agreement and that:

(i)            the Company has received no stop order suspending the effectiveness of the Registration Statement, and no proceedings for such purpose or pursuant to Section 8A of the Act have been instituted or, to the Company’s knowledge, threatened by the Commission;

(ii)            since the date of the most recent financial statements included in the Prospectus and the Disclosure Package, there has been no event or condition of a type described in Section 2(l) hereof (a “Material Adverse Change”), except as set forth in or contemplated in the Disclosure Package and the Prospectus;

(iii)            the representations, warranties and covenants set forth in Section 2 of this Agreement are true and correct with the same force and effect as though expressly made on and as of such date; and

(iv)            the Company and its Subsidiaries have complied with all the agreements hereunder and satisfied all the conditions on its part to be performed or satisfied hereunder at or prior to such date.

(h)           The Company shall have furnished or caused to be furnished to or caused to be furnished to the Managers, on every date specified in Section 4(s) of this Agreement, a certificate of the chief financial officer of the Company, dated as of such date, in in form and substance satisfactory to the Managers.

(i)            The Company shall have requested and caused the Accountants to have furnished to the Managers, on every date specified in Sections  4(q) and 4(r) hereof and to the extent requested by the Managers in connection with any offering of the Shares, letters (which may refer to letters previously delivered to the Managers), dated as of such date, in form and substance satisfactory to the Managers, which letters shall cover, without limitation, the various financial statements and disclosures contained in the Registration Statement, the Disclosure Package and the Prospectus and other matters ordinarily covered by accountants’ “comfort letters” to underwriters in connection with registered public offerings as contemplated in the Statement on Auditing Standards No. 72, as well as confirming that they have performed a review of any unaudited interim financial information of the Company included in the Registration Statement, the Disclosure Package and the Prospectus in accordance with Statement on Auditing Standards No. 100.

References to the Prospectus in this paragraph (j) include any supplement thereto at the date of the letter.

(j)            Since the respective dates as of which information is disclosed in the Registration Statement, the Disclosure Package and the Prospectus, except as otherwise stated therein, there shall not have been (i) any change or decrease specified in the letter or letters referred to in paragraph (j) of this Section 6 or (ii) Material Adverse Change, except as set forth in or contemplated in the Disclosure Package (exclusive of any amendment or supplement thereto) the effect of which, in any case referred to in clause (i) or (ii) above, is, in the sole judgment of the Managers, so material and adverse as to make it impractical or inadvisable to proceed with the offering or delivery of the Shares as contemplated by the Registration Statement (exclusive of any amendment thereof), the Disclosure Package and the Prospectus (exclusive of any amendment or supplement thereto).

(k)           FINRA shall not have raised any objection with respect to the fairness and reasonableness of the terms and arrangements under this Agreement.

(l)            The Shares shall have been listed and admitted and authorized for trading on Nasdaq, and satisfactory evidence of such actions shall have been provided to the Managers.

(m)          Prior to each Settlement Date and Time of Delivery, as applicable, the Company shall have furnished to the Designated Manager such further information, certificates and documents as the Designated Manager may reasonably request.

(n)           No downgrading shall have occurred in the rating accorded the Company’s debt securities, if any, by any “nationally recognized statistical rating organization,” as that term is defined by the Commission for purposes of Rule 436(g)(2) under the Act, and no such organization shall have publicly announced that it has under surveillance or review, with possible negative implications, its rating of any of the Company’s debt securities.

If any of the conditions specified in this Section 6 shall not have been fulfilled when and as provided in this Agreement, or if any of the opinions and certificates mentioned above or elsewhere in this Agreement shall not be reasonably satisfactory in form and substance to the Managers and counsel for the Managers, this Agreement and all obligations of the applicable Manager hereunder may be canceled at, or at any time prior to, any Settlement Date or Time of Delivery, as applicable, by such Manager with respect to itself only. Notice of such cancellation shall be given to the Company in writing or by telephone or facsimile confirmed in writing. Following any such cancellation by a Manager, this Agreement shall remain in effect as to each other Manager that has not exercised its right to cancel this Agreement pursuant to this Section 6 and any obligations and rights of the Managers under this Agreement shall be satisfied by or afforded to only such other Manager(s).

The documents required to be delivered by this Section 6 shall be delivered at the office of Latham & Watkins LLP, counsel for the Managers, at 99 Bishopsgate, London, EC2M 3XF, United Kingdom, on each such date as provided in this Agreement.

7.            Indemnification and Contribution.

(a)           The Company agrees to indemnify and hold harmless each Manager, its Affiliates, the directors, officers, employees and agents of each Manager, any broker-dealer affiliate of a Manager through which Shares are sold, and each person who controls a Manager within the meaning of either the Act or the Exchange Act against any loss, claim, damage, liability or expense, as incurred, to which they or any of them may become subject under the Act, the Exchange Act or other federal or state statutory law or regulation, at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of the Company or otherwise permitted by paragraph (d) below), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based (i) upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) upon any untrue statement or alleged untrue statement of a material fact contained in any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, the Base Prospectus, the Prospectus Supplement or any Interim Prospectus Supplement (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact, in each case, necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; or (iii) in whole or in part upon any inaccuracy in the representations and warranties of the Company contained herein; and agrees to reimburse each such indemnified party, for any and all expenses (including the reasonable fees and disbursements of counsel chosen by the indemnified party) as such expenses are reasonably incurred by them in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action; provided, however, that the foregoing indemnity agreement shall not apply to any loss, claim, damage, liability or expense to the extent, but only to the extent, arising out of or based upon any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Company by any Manager expressly for use in the Registration Statement (or any amendment thereto), any Issuer Free Writing Prospectus or the Prospectus (or any amendment or supplement thereto). This indemnity agreement will be in addition to any liabilities that the Company may otherwise have.

(b)           Each Manager agrees, severally and not jointly, to indemnify and hold harmless the Company, each of its directors, each of its officers who signed the Registration Statement and each person, if any, who controls the Company within the meaning of the Act or the Exchange Act, against any loss, claim, damage, liability or expense, as incurred, to which the Company or any such director, officer or controlling person may become subject, under the Act, the Exchange Act, or other federal or state statutory law or regulation, or at common law or otherwise (including in settlement of any litigation, if such settlement is effected with the written consent of such Manager or otherwise permitted by paragraph (d) below), insofar as such loss, claim, damage, liability or expense (or actions in respect thereof as contemplated below) arises out of or is based (i) upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) upon any untrue statement or alleged untrue statement of a material fact contained in any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, the Base Prospectus, the Prospectus Supplement or any Interim Prospectus Supplement (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact, in each case, necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, the Base Prospectus, any Issuer Free Writing Prospectus, any Prospectus Supplement or any Interim Prospectus Supplement (or any amendment or supplement thereto), in reliance upon and in conformity with written information furnished to the Company by any Manager expressly for use therein; and to reimburse the Company, or any such director, officer or controlling person for any legal and other expense reasonably incurred by the Company, or any such director, officer or controlling person in connection with investigating, defending, settling, compromising or paying any such loss, claim, damage, liability, expense or action. The indemnity agreement set forth in this Section 7(b) shall be in addition to any liabilities that each Manager may otherwise have. The Company acknowledges that the names of the Managers set forth in the first sentence of the first paragraph under “Plan of Distribution” constitute the only information furnished in writing by or on behalf of the several Managers for inclusion in the Registration Statement, the Base Prospectus, any Issuer Free Writing Prospectus, any Prospectus Supplement or any Interim Prospectus Supplement (or any amendment or supplement thereto).

(c)           Promptly after receipt by an indemnified party under this Section 7 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under this Section 7, notify the indemnifying party in writing of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party for contribution or otherwise than under the indemnity agreement contained in paragraph (a) or (b) above or to the extent it is not prejudiced (through the forfeiture of substantive rights or defenses) as a proximate result of such failure. In case any such action is brought against any indemnified party and such indemnified party seeks or intends to seek indemnity from an indemnifying party, the indemnifying party will be entitled to participate in, and, to the extent that it shall elect, jointly with all other indemnifying parties similarly notified, by written notice delivered to the indemnified party promptly after receiving the aforesaid notice from such indemnified party, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided, however, if the defendants in any such action include both the indemnified party and the indemnifying party and the indemnified party shall have reasonably concluded that a conflict may arise between the positions of the indemnifying party and the indemnified party in conducting the defense of any such action or that there may be legal defenses available to it and/or other indemnified parties which are different from or additional to those available to the indemnifying party, the indemnified party or parties shall have the right to select separate counsel to assume such legal defenses and to otherwise participate in the defense of such action on behalf of such indemnified party or parties. Upon receipt of notice from the indemnifying party to such indemnified party of such indemnifying party’s election to assume the defense of such action and approval by the indemnified party of counsel, the indemnifying party will not be liable to such indemnified party under this Section 7 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof unless (i) the indemnified party shall have employed separate counsel in accordance with the proviso to the next preceding sentence (it being understood, however, that the indemnifying party shall not be liable for the expenses of more than one separate counsel (together with local counsel), approved by the indemnifying party (the Managers in the case of Section 7(b) and Section (g)), representing the indemnified parties who are parties to such action), (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after notice of commencement of the action, in each of which cases the fees and expenses of counsel shall be at the expense of the indemnifying party or (iii) the indemnifying party shall authorize the indemnified party to employ separate counsel at the expense of the indemnifying party.

(d)           The indemnifying party under this Section 7 shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party against any loss, claim, damage, liability or expense by reason of such settlement or judgment. Notwithstanding the foregoing sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel as contemplated by Section 7(c) hereof, the indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 60 days after receipt by such indemnifying party of the aforesaid request and (ii) such indemnifying party shall not have reimbursed the indemnified party in accordance with such request prior to the date of such settlement. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement, compromise or consent to the entry of judgment in any pending or threatened action, suit or proceeding in respect of which any indemnified party is or could have been a party and indemnity was or could have been sought hereunder by such indemnified party, unless such settlement, compromise or consent (i) includes an unconditional release of such indemnified party from all liability on claims that are the subject matter of such action, suit or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.

(e)            The Company will indemnify and hold harmless the Managers against any Stamp Taxes payable by the Managers, including any interest and penalties, in the Netherlands or any other jurisdiction, on (i) the creation, issue or delivery of the Shares by the Company, (ii) the purchase by the Managers of the Shares in the manner as contemplated by this Agreement, (iii) the initial resale and delivery by the Managers of the Shares contemplated by this Agreement or (iv) the execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby.

(f)            The Company agrees that all amounts payable hereunder shall be paid free and clear of, and without any deduction or withholding for or on account of, any current or future taxes, levies, imposts, duties, charges or other deductions or withholdings, unless such deduction or withholding is required by applicable law, in which event the Company will pay such additional amounts so that the relevant Manager entitled to such payment will receive the amount that such Manager would otherwise have received but for such deduction or withholding, provided that no additional amount will be paid to the extent that any such tax or duty (including net income or similar taxes) was imposed due to the recipient (A) being subject to taxation in the Netherlands due to the recipient being tax resident, having a permanent establishment or any other fixed place of business in the Netherlands other than solely as a result of the execution and delivery of, or performance of, its obligations under this Agreement or receipt of any payments or enforcement of rights hereunder, or (B) failing to use its reasonable efforts to provide to the Company any reasonable statements, certifications, documentation or other information reasonably requested by the Company that is required under applicable law in order to reduce or eliminate the withholding or deduction of such taxes, levies, imposts, duties, or charges.

(g)           If the indemnification provided for in this Section 7 is for any reason held to be unavailable to or otherwise insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount paid or payable by such indemnified party, as incurred, as a result of any losses, claims, damages, liabilities or expenses referred to therein (i) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and each Manager, on the other hand, from the offering of the Shares pursuant to this Agreement, or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company, on the one hand, and each Manager, on the other hand, in connection with the statements or omissions or inaccuracies in the representations and warranties herein which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company shall be deemed to be equal to the total net proceeds from the offering (before deducting expenses) received by it, and benefits received by each Manager shall be deemed to be equal to the total compensation received by such Manager under Section 3(c) of this Agreement, in each case as determined by this Agreement or any applicable Terms Agreement. The relative fault of the Company, on the one hand, and each Manager, on the other hand, shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact or any such inaccurate or alleged inaccurate representation or warranty relates to information supplied by the Company, on the one hand, or such Manager, on the other hand, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include, subject to the limitations set forth in Section 7(c), any legal or other fees or expenses reasonably incurred by such party in connection with investigating or defending any action or claim. The provisions set forth in Section 7(c) with respect to notice of commencement of any action shall apply if a claim for contribution is to be made under this Section 7(g); provided, however, that no additional notice shall be required with respect to any action for which notice has been given under Section 7(c) for purposes of indemnification.

The Company and the Managers agree that it would not be just and equitable if contribution pursuant to this Section 7(g) were determined by pro rata allocation (even if the Managers were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 7(g).

Notwithstanding the provisions of this Section 7(g), no Manager shall be required to contribute any amount in excess of the discounts and commissions received by such Manager in connection with the Shares sold by it pursuant to this Agreement and any applicable Terms Agreement in the specific transaction or transactions giving rise to the contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Managers’ obligations to contribute pursuant to this Section 7(g) are several, and not joint. For purposes of this Section 7(g), each Affiliate, director, officer, employee and agent of a Manager, each person, if any, who controls a Manager within the meaning of the Act and the Exchange Act and any broker-dealer affiliate of a Manager through which Shares are sold shall have the same rights to contribution as such Manager, and each director of the Company or each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Act and the Exchange Act shall have the same rights to contribution as the Company.

8.            Termination.

(a)           The Company shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the offer and sale of the Shares in its sole discretion at any time. Any such termination shall be without liability of any party to any other party except that (i) if Shares have been sold through a Manager on behalf of the Company, then Section 4(x) shall remain in full force and effect with respect to such Manager and the Company, (ii) with respect to any pending sale through the Designated Manager for the Company, the obligations of the Company, including in respect of compensation of the Designated Manager, shall remain in full force and effect notwithstanding the termination and (iii) the provisions of Sections 2, 5, 7, 9, 10, 12 and 14 of this Agreement shall remain in full force and effect notwithstanding such termination.

(b)           Each Manager shall have the right, by giving written notice as hereinafter specified, to terminate the provisions of this Agreement relating to the offer and sale of the Shares in its sole discretion at any time, with respect to such Manager only. Any such termination shall be without liability of any party to any other party except that the provisions of Sections 2, 5, 7, 9, 10, 12 and 14 of this Agreement shall remain in full force and effect with respect to such Manager notwithstanding such termination. Following any such termination by a Manager, this Agreement shall remain in effect as to each other Manager that has not exercised its right to terminate the provisions of this Agreement pursuant to this Section 8(b) and any obligations and rights of the Managers under this Agreement shall be satisfied by or afforded to, as applicable, only such other Managers.

(c)           This Agreement shall remain in full force and effect unless terminated pursuant to Sections 8(a) or (b) above or otherwise by mutual agreement of the parties; provided that any such termination by mutual agreement shall in all cases be deemed to provide that Sections 2, 5, 7 and 9 shall remain in full force and effect.

(d)           Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by a Manager or the Company, as the case may be. If such termination shall occur prior to the Settlement Date or Time of Delivery for any sale of the Shares, such sale shall, subject to Section 6 hereof, settle in accordance with the provisions of Section 3(e) of this Agreement.

(e)            In the case of any purchase of Shares by a Manager pursuant to a Terms Agreement, the obligations of such Manager pursuant to such Terms Agreement shall be subject to termination, in the absolute discretion of such Manager, by notice given to the Company prior to the Time of Delivery relating to such Shares, if at any time prior to such delivery and payment (i) trading or quotation in any of the Company’s securities shall have been suspended or limited by the Commission or by Nasdaq, or trading in securities generally on either Nasdaq or the New York Stock Exchange shall have been suspended or limited, or minimum or maximum prices shall have been generally established on any of such stock exchanges by the Commission or FINRA; (ii) a general banking moratorium shall have been declared by any of federal or New York authorities; (iii) there shall have occurred any outbreak or escalation of national or international hostilities or any crisis or calamity involving the United States, or any change in the United States or international financial markets, or any substantial change or development involving a prospective substantial change in United States’ or international political, financial or economic conditions, as in the judgment of such Manager is material and adverse and makes it impracticable or inadvisable to proceed with the offering or delivery of the Shares in the manner and on the terms described in the Disclosure Package and the Prospectus or to enforce contracts for the sale of securities; (iv) in the judgment of such Manager there shall have occurred any Material Adverse Change; or (v) there shall have occurred a material disruption in commercial banking or securities settlement or clearance services in the United States.

9.            Representations and Indemnities to Survive. The respective agreements, representations, warranties, indemnities and other statements of the Company, the officers of the Company and of each Manager set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation made by a Manager or the Company or any of the officers, directors, employees, agents or controlling persons referred to in Section 7 hereof, and will survive delivery of and payment for the Shares.

10.            Notices. All communications hereunder will be in writing and:

If sent to Goldman, will be mailed, delivered or telefaxed to:

Goldman Sachs & Co. LLC
200 West Street
New York, New York 10282
Facsimile: (212) 902-9316
Attention: Registration Department

If sent to Morgan Stanley, will be mailed, delivered or telefaxed to:

Morgan Stanley & Co. LLC

1585 Broadway, 29th Floor

New York, New York 10036

Attention: Equity Syndicate Desk, with a copy to the Legal Department

Facsimile: 212-507-1554

If sent to BofA, will be mailed, delivered or telefaxed to:

BofA Securities, Inc.

One Bryant Park

New York, New York 10036

Attention: Syndicate Department

with a copy to:

Email: dg.ecm_legal@bofa.com

Attention: ECM Legal

If sent to Citi, will be mailed, delivered or telefaxed to:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Attention: General Counsel, facsimile number 1-646-291-1469

with a copy to:

Latham & Watkins LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Email: jennifer.gascoyne@lw.com

Attn: Jennifer M. Gascoyne

If sent to the Company, will be mailed, delivered or emailed to:

Schiphol Boulevard 165
Schiphol 1118 BG
The Netherlands
Email:           legal-notices@nebius.com
Attn:           General Counsel

with a copy to:

Morgan, Lewis & Bockius UK LLP
Condor House, 5-10 St. Paul’s Churchyard
London EC4M 8AL

United Kingdom
Email:           timothy.corbett@morganlewis.com
Attn:           Timothy J. Corbett

Any party hereto may change the address for receipt of communications by giving written notice to the others.

11.           Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective successors and the officers, directors, employees, agents and controlling persons referred to in Section 7 hereof, and no other person will have any right or obligation hereunder.

12.           No Fiduciary Duty. The Company hereby acknowledges and agrees that (a) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company, on the one hand, and the Manager and any affiliate through which it may be acting, on the other, (b) the Manager is acting solely as sales agent and/or principal in connection with the purchase and sale of the Company’s securities and not as a fiduciary of the Company and (c) the Company’s engagement of each Manager in connection with the offering and the process leading up to the offering is as independent contractors and not in any other capacity. Furthermore, the Company agrees that it is solely responsible for making its own judgments in connection with the offering (irrespective of whether a Manager has advised or is currently advising it on related or other matters). The Company agrees that it will not claim that a Manager has rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Company, in connection with the transactions contemplated by this Agreement or the process leading thereto.

13.           Integration. This Agreement and any Terms Agreement supersede all prior agreements and understandings (whether written or oral) between the Company and the Managers with respect to the subject matter hereof and thereof.

14.           Applicable Law. This Agreement, any Terms Agreement and any transactions contemplated hereby or thereby shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflict of laws that would result in the application of any other law than the laws of the State of New York. The Company agrees that any suit or proceeding arising in respect of this Agreement, any Terms Agreement, or any transactions contemplated hereby or thereby shall be tried exclusively in the U.S. District Court for the Southern District of New York or, if that court does not have subject matter jurisdiction, in any state court located in The City and County of New York, and the Company irrevocably agrees to submit to the jurisdiction of, and to venue in, such courts.

The Company waives any objection which it may now or hereafter have to the laying of venue of any such suit or proceeding in such courts. The Company agrees that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company, and may be enforced in any court to the jurisdiction of which Company is subject by a suit upon such judgment. The Company irrevocably appoints Law Debenture Corporate Services Inc., 420 Lexington Avenue, Suite 901, New York, NY 10170, as its authorized agent upon which process may be served in any such suit or proceeding, and agrees that service of process upon such authorized agent, and written notice of such service to the Company by the person serving the same to the address provided in this Section 14, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company hereby represents and warrants that such authorized agent has accepted such appointment and has agreed to act as such authorized agent for service of process. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such authorized agent in full force and effect.

15.           Waiver of Jury Trial. The Company hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement, any Terms Agreement or the transactions contemplated hereby or thereby.

16.           Immunity. To the extent that the Company has or hereafter may acquire any immunity (sovereign or otherwise) from jurisdiction of any court of (i) the Netherlands, (ii) the United States or the State of New York or (iii) any jurisdiction in which it owns or leases property or assets or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution, set-off or otherwise) with respect to itself or its respective property and assets or this Agreement or any Terms Agreement, the Company hereby irrevocably waives such immunity in respect of its obligations under this Agreement and any Terms Agreement to the fullest extent permitted by applicable law.

17.           Judgment Currency. The Company agrees to indemnify each Manager, its directors, officers, Affiliates and each person, if any, who controls such Manager within the meaning of Section 15 of the Act or Section 20 of the Exchange Act and each broker-dealer or other Affiliate of any Manager, against any loss incurred by such Manager as a result of any judgment or order being given or made for any amount due hereunder and such judgment or order being expressed and paid in a currency (the “judgment currency”) other than U.S. dollars and as a result of any variation as between (i) the rate of exchange at which the U.S. dollar amount is converted into the judgment currency for the purpose of such judgment or order, and (ii) the rate of exchange at which such indemnified person is able to purchase U.S. dollars with the amount of the judgment currency actually received by the indemnified person. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency.

18.          Counterparts. This Agreement and any Terms Agreement may be signed in one or more counterparts, each of which shall constitute an original and all of which together shall constitute one and the same agreement.

19.          Headings. The section headings used in this Agreement and any Terms Agreement are for convenience only and shall not affect the construction hereof.

20.          Delivery. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts shall together constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

21.          Tax Treatment. Notwithstanding anything herein to the contrary, each of the Company and the Managers are, and their respective employees, representatives, and other agents are, authorized to disclose to any and all persons, the tax treatment and tax structure of the potential transaction and all materials of any kind (including tax opinions and other tax analyses) provided to them relating to that treatment and structure, without any limitation of any kind. For this purpose, “tax treatment” means U.S. federal and state income tax treatment, and “tax structure” is limited to any facts that may be relevant to that treatment.

22.           Recognition of the U.S. Special Resolution Regimes.

(a)            In the event that any Manager that is a Covered Entity becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from such Manager of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b)            In the event that any Manager that is a Covered Entity or a BHC Act Affiliate of such Manager becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against such Manager are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

As used in this Section 22:

“BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).

“Covered Entity” means any of the following:

(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);

(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or

(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.

“U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

23.            Definitions. The terms that follow, when used in this Agreement and any Terms Agreement, shall have the meanings indicated.

“Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Applicable Time” shall mean, with respect to any Shares, the time of sale of such Shares pursuant to this Agreement or any relevant Terms Agreement.

“Base Prospectus” shall mean the base prospectus referred to in Section 2(a) above contained in the Registration Statement at the Execution Time.

“Business Day” shall mean a day which is not a Saturday, a Sunday or a public holiday in Amsterdam, the Netherlands, London, the United Kingdom or New York City, New York, the United States of America.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Designated Manager” shall mean, as of any given time, a Manager that the Company has designated as sales agent to sell Shares pursuant to the terms of this Agreement.

“Disclosure Package” shall mean (i) the Base Prospectus, (ii) the Prospectus Supplement, (iii) the most recently filed Interim Prospectus Supplement, if any, (iv) the Issuer Free Writing Prospectuses, if any, identified in Schedule I hereto, (v) the public offering price of Shares sold at the relevant Applicable Time as specified in a Terms Agreement and (vi) any other Free Writing Prospectus that the parties hereto shall hereafter expressly agree in writing to treat as part of the Disclosure Package.

“Effective Date” shall mean each date and time that the Registration Statement and any post-effective amendment or amendments thereto became or becomes effective.

“Exchange Act” shall mean the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Execution Time” shall mean the date and time that this Agreement is executed and delivered by the parties hereto.

“Free Writing Prospectus” shall mean a free writing prospectus, as defined in Rule 405.

“Interim Prospectus Supplement” shall mean the prospectus supplement relating to the Shares prepared and filed pursuant to Rule 424(b) from time to time as provided by Section 4(v) of this Agreement.

“Issuer Free Writing Prospectus” shall mean an issuer free writing prospectus, as defined in Rule 433.

“Prospectus” shall mean the Base Prospectus, as supplemented by the Prospectus Supplement and the most recently filed Interim Prospectus Supplement (if any).

“Prospectus Supplement” shall mean the most recent prospectus supplement relating to the Shares that was first filed pursuant to Rule 424(b) at or prior to the Execution Time.

“Registration Statement” shall mean the registration statement referred to in Section 2(a) above, including exhibits and financial statements and any prospectus supplement relating to the Shares that is filed with the Commission pursuant to Rule 424(b) and deemed part of such registration statement pursuant to Rule 430B, as amended on each Effective Date and, in the event any post-effective amendment thereto becomes effective, shall also mean such registration statement as so amended.

“Rule 158,” “Rule 163,” “Rule 164,” “Rule 172,” “Rule 405,” “Rule 415,” “Rule 424,” “Rule 430B” and “Rule 433” refer to such rules under the Act.

“Subsidiary” shall mean each of the Company’s “significant subsidiaries” as defined in Rule 1.02 of Regulation S-X promulgated under the Act.

[Signature Page Follows]

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicate hereof, whereupon this letter and your acceptance shall represent a binding agreement among the Company and the Managers.

Very truly yours,

NEBIUS GROUP N.V.

By:
Name:
Title:

Signature Page to Equity Distribution Agreement

CONFIRMED AND ACCEPTED,
           as of the date first written above:

GOLDMAN SACHS & CO. LLC

By:
Name:
Title:

Signature Page to Equity Distribution Agreement

CONFIRMED AND ACCEPTED,
           as of the date first written above:

MORGAN STANLEY & CO. LLC

By:
Name:
Title:

Signature Page to Equity Distribution Agreement

CONFIRMED AND ACCEPTED,
           as of the date first written above:

BOFA SECURITIES, INC.

By:
Name:
Title:

Signature Page to Equity Distribution Agreement

CONFIRMED AND ACCEPTED,
           as of the date first written above:

CITIGROUP GLOBAL MARKETS INC.

By:
Name:
Title:

Signature Page to Equity Distribution Agreement

SCHEDULE I

Schedule of Free Writing Prospectuses included in the Disclosure Package

None.

Schedule 1

[Form of Terms Agreement]	ANNEX I

NEBIUS GROUP N.V.
Class A Ordinary Shares (€0.01 par value)

TERMS AGREEMENT

____________, 20___

[Name/address of designated manager]

Dear Sir/Madam:

Nebius Group N.V., a public limited company (naamloze vennootschap) formed under the laws of the Netherlands with its corporate seat (statutaire zetel) in Amsterdam, the Netherlands, registered in the Dutch trade register under number 27265167 (the “Company”) proposes, subject to the terms and conditions stated herein and in the Equity Distribution Agreement, dated November 12, 2025 (the “Equity Distribution Agreement”), among the Company and Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, BofA Securities, Inc. and Citigroup Global Markets Inc., to deliver from treasury or to issue and sell to [Goldman, Sachs & Co. LLC], the securities specified in Schedule I hereto (the “Purchased Shares”)[, and solely for the purpose of covering over-allotments, to grant to [name of designated manager] (“the Designated Manager”) the option to purchase the additional securities specified in Schedule I hereto (the “Additional Shares”)].

[If agreed in advance with a Designated Manager prior to initial sale of Shares, the Designated Manager shall have the right to purchase from the Company all or a portion of the Additional Shares as may be necessary to cover over-allotments made in connection with the offering of the Purchased Shares, at the same purchase price per share to be paid by the Designated Manager to the Company for the Purchased Shares. This option may be exercised by the Designated Manager at any time (but not more than once) on or before the thirtieth day following the date hereof, by written notice to the Company. Such notice shall set forth the aggregate number of Additional Shares as to which the option is being exercised, and the date and time when the Additional Shares are to be delivered (such date and time being herein referred to as the “Option Closing Date”); provided, however, that the Option Closing Date shall not be earlier than the Time of Delivery (as set forth in Schedule I hereto) nor earlier than the second business day after the date on which the option shall have been exercised nor later than the fifth business day after the date on which the option shall have been exercised. Payment of the purchase price for the Additional Shares shall be made at the Option Closing Date in the same manner and at the same office as the payment for the Purchased Shares.]

Annex I-1

Each of the provisions of the Equity Distribution Agreement not specifically related to the solicitation by the Designated Manager, as agent of the Company, of offers to purchase securities is incorporated herein by reference in its entirety, and shall be deemed to be part of this Terms Agreement to the same extent as if such provisions had been set forth in full herein. Each of the representations and warranties set forth therein shall be deemed to have been made at and as of the date of this Terms Agreement [and] [,] the Time of Delivery [and any Option Closing Date], except that each representation and warranty in Section 2 of the Equity Distribution Agreement which makes reference to the Prospectus (as therein defined) shall be deemed to be a representation and warranty as of the date of the Equity Distribution Agreement in relation to the Prospectus, and also a representation and warranty as of the date of this Terms Agreement [and] [,] the Time of Delivery [and any Option Closing Date] in relation to the Prospectus as amended and supplemented to relate to the Purchased Shares.

An amendment to the Registration Statement (as defined in the Equity Distribution Agreement), or a supplement to the Prospectus, as the case may be, relating to the Purchased Shares [and the Additional Shares], in the form heretofore delivered to the Manager is now proposed to be filed with the Securities and Exchange Commission.

Subject to the terms and conditions set forth herein and in the Equity Distribution Agreement which are incorporated herein by reference, the Company agrees to deliver from treasury or to issue and sell to the Designated Manager and the latter agrees to purchase from the Company the number of Purchased Shares at the time and place and at the purchase price set forth in Schedule I hereto.

If the foregoing is in accordance with your understanding, please sign and return to us a counterpart hereof, whereupon this Terms Agreement, including those provisions of the Equity Distribution Agreement incorporated herein by reference, shall constitute a binding agreement between the Managers and the Company.

Annex I-2

NEBIUS GROUP N.V.

By: [●]

By:
Name:
Title:

ACCEPTED as of the date first written above.

[Designated Manager]

By:
Name:
Title:

Annex I-3

[Form of Terms Agreement]	Schedule I to the Terms Agreement

Title of Purchased Shares [and Additional Shares]:

Class A Ordinary Shares, €0.01 par value

Number of Purchased Shares:

[Number of Additional Shares:]

Price to Public:

Purchase Price by [Goldman Sachs & Co. LLC] [Morgan Stanley & Co. LLC] [BofA Securities, Inc.] [Citigroup Global Markets Inc.]:

Method of and Specified Funds for Payment of Purchase Price:

By wire transfer to a bank account specified by the Company in same day funds.

Method of Delivery:

Free delivery of the Shares to the Manager’s account at The Depository Trust Company in return for payment of the purchase price.

Time of Delivery:

Closing Location:

Documents to be Delivered:

The following documents referred to in the Equity Distribution Agreement shall be delivered as a condition to the closing at the Time of Delivery [and on any Option Closing Date]:

(1)            The officers’ certificate referred to in Section 4(k).

(2)            The opinion referred to in Section 4(l).

(3)            The opinion referred to in Section 4(m).

(4)            The opinion referred to in Section 4(n).

(5)            The opinion referred to in Section 4(o).

(6)            The opinion referred to in Section 4(p).

(7)            The accountants’ letter referred to in Section 4(q).

(8)            The accountants’ letter referred to in Section 4(r).

(9)            The chief financial officer’s certificate referred to in Section 4(s).

(10)            Such other documents as the Manager shall reasonably request.

Annex I-4